

FOR: GOTTSCHALKS INC.

CONTACT: Greg Ambro
                             Executive Vice President, Chief Operating Officer
                             (559) 434-4800
                             or
                             Financial Dynamics:
                             Leigh Parrish, Stephanie Rich
                             (212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE & EMAIL/FAX LIST

FOR RELEASE ON THURSDAY, MAY 29TH AT 4:05 P.M. E.D.T.

 GOTTSCHALKS REPORTS FIRST QUARTER FISCAL 2008 FINANCIAL RESULTS

FRESNO, CA – May 29, 2008 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the first quarter. Net loss for the first quarter was $5.1 million, or $0.38 per diluted share, compared to net loss of $4.7 million or $0.34 per diluted share, for the first quarter of fiscal 2007.

As previously reported, total sales for the 13-week fiscal first quarter decreased 11.8% to $125.1 million from $141.8 million for the first fiscal quarter last year. Same store sales decreased 10.3% for the first quarter of 2008. The Company operated one fewer store in the first quarter of 2007 compared to the same period of the prior year.

Jim Famalette, Chairman and Chief Executive Officer of Gottschalks, stated, "Gottschalks, like many other retailers, continued to be affected by the difficult macroeconomic environment during the first quarter. Despite the challenging retail sales climate, our team effectively executed on our plan to reduce costs and was able to achieve significant reduction in SG&A expense dollars for the quarter. We also maintained a disciplined approach to managing our inventory levels and promotional activity, resulting in 10% less comp store inventory at the end of the quarter and a gross margin rate improvement over last year's first quarter."

Commenting on the Company's outlook, Mr. Famalette stated, "We will continue to take a conservative, yet proactive approach to managing our organization throughout the remainder of 2008. We believe that we have the right strategies in place as well as a secure financial structure to position our business in the current challenging environment. We continue to make progress with our expense management program. We recently completed a headcount reduction at our corporate headquarters, which we expect will generate approximately $1 million in annualized cost savings. Further, we are encouraged by the sales increase in our River Park store, which demonstrates that our new store prototype and greater focus on soft goods are resonating with our customers. We remain focused on implementing the initiatives of our Value Improvement Program and positioning the Company to fully realize the benefits of our efforts as broader economic trends begin to improve."

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the first quarter fiscal 2008. To access the call, dial 800-894-5910 to listen to the call on the day of the event. The Conference ID is GOTT. If you are unable to participate in the call, a replay will be made available through June 5, 2008. To access this service, please dial 800-388-9064. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 59 department stores and three specialty apparel stores in six western states, including California (39), Washington (7), Alaska (5), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended	
	May 3, 2008	**May 5, 2007**
Net sales	$125,128	$141,788
Net credit revenues	1,762	1,106
Net leased department revenues	550	650
Total revenues	127,440	143,544
Costs and expenses:		
Cost of sales	83,700	95,204
Selling, general and administrative expenses	46,304	49,236
Depreciation and amortization	3,950	3,909
Gain on disposal of assets	(14)	(79)
New store opening costs	74	-
Total costs and expenses	134,014	148,270
Operating loss	(6,574)	(4,726)
Other (income) expense:		
Interest expense	2,058	2,585
Miscellaneous income	(56)	(47)
	2,002	2,538
Loss before income tax benefit	(8,576)	(7,264)
Income tax benefit	(3,480)	(2,596)
Net loss	($5,096)	($4,668)
Net loss per common share:		
Basic and diluted	($0.38)	($0.34)
Weighted average # of common shares outstanding:		
Basic and diluted	13,283	13,606

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	May 3, 2008	February 2, 2008	May 5, 2007
ASSETS			
CURRENT ASSETS:			
Cash	$6,021	$4,032	$6,080
Receivables - net	2,713	7,049	2,750
Merchandise inventories	168,174	149,310	184,013
Other	18,896	18,984	20,031
Total current assets	195,804	179,375	212,874
PROPERTY AND EQUIPMENT - net	138,156	137,931	132,401
OTHER LONG-TERM ASSETS	14,827	14,688	13,564
	$348,787	$331,994	$358,839
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$80,950	$72,559	$87,270
Current portion of long-term obligations	3,541	1,525	1,583
Total current liabilities	84,491	74,084	88,853
REVOLVING LINE OF CREDIT	114,507	93,899	90,893
LONG-TERM OBLIGATIONS (less current portion)	11,662	12,049	13,193
DEFERRED INCOME TAXES AND OTHER	17,002	21,837	26,903
SUBORDINATED NOTE PAYABLE TO AFFILIATE	14,180	18,180	18,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	106,945	111,945	120,817
	$348,787	$331,994	$358,839

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